UNIT
SECURITIESANDI **08029449**
Washington, D.C. 20549

| OMB APPROVAL | |
| --- | --- |
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 729 11 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01 | 01 | 2007__ AND ENDING __12 | 31 | 07__
                                         MM/DD/YY                                   MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**CREATIVE INVESTOR SERVICES INC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

**4 BURRITTS LANDING**
(No. and Street)

**WESTPORT     CT     06880**
(City)                            (State)                           (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**WINSTON ALLEN**                  **( 203 ) 227 - 4897**
                                                         (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**STEPHEN. T HILL PC**
(Name – if individual, state last, first, middle name)

**5 EVERSLEY AVENUE     NORWALK     CT     06851**
(Address)                                 (City)                                      (State) (Zip Code)

CHECK ONE:



☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, __WINSTON ALLEN__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __STEPHEN T HILL PC__ , as of __DECEMBER 31__ , 20 __07__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__N/A__

_Signature_

Signature

__PRESIDENT__

Title

_Stephen T Hill_

Notary Public   MY COMMISSION EXPIRES 9 | 30 | 08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

CREATIVE INVESTOR SERVICES, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

# CREATIVE INVESTOR SERVICES, INC

## TABLE OF CONTENTS

## DECEMBER 31, 2007

Stephen T. Hill, P.C.
Certified Public Accountant
5 Eversley Avenue, Suite # 206
Norwalk, CT 06851

Telephone: (203) 838-5025
Facsimile: (203) 855-9418

### Independent Auditor's Report

To the Board of Directors
Creative Investor Services, Inc
4 Burritts Landing
Westport, CT 06880

I have audited the accompanying balance sheet of
Creative Investor Services, Inc (an S Corporation) as of
December 31, 2007, and the related statements of income and
retained earnings and cash flows for the year then ended.
These financial statements are the responsibility of the
company's management. My responsibility is to express an
opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally
accepted auditing standards. Those standards require that I
plan and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material
misstatement. An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the
financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by
management, as well as evaluating the overall financial
statement presentation. I believe that my audit provides a
reasonable basis for my opinion.

In my opinion, the financial statements referred to
above present fairly, in all material respects, the financial
position of Creative Investor Services, Inc at December 31,
2007, and the results of its operations and its cash flows
for the year then ended in conformity with generally accepted
accounting principles.

The company, with the consent of its shareholders, has
elected under the Internal Revenue Code to be an S
Corporation. In lieu of corporation income taxes, the
shareholders of an S Corporation are taxed on their share of
the company's taxable income. Therefore, no provision or
liability for Federal Income Taxes has been included in these
financial statements.

My audit was made for the purpose of forming an opinion
on the financial statements of the company taken as a whole.
The accompanying Focus Report-PartIIA-Form X-17A-5 is
presented for purposes of additional analysis and is not a
required part of the financial statements. Such information
has been subjected to the auditing procedures applied in the
audit of the financial statements and, in my opinion, is
fairly stated, in all material respects, in relation to the
financial statements taken as a whole.

February 26, 2008

-1-

# CREATIVE INVESTOR SERVICES, INC

## BALANCE SHEET

### DECEMBER 31, 2007

## ASSETS

| | | |
|---|---:|---:|
| **Current Assets** | | |
| Cash | $ 10,032 | |
| Total Current Assets | | $ 10,032 |
| | | |
| **Property & Equipment** | | |
| Fixtures & Equipment | 18,132 | |
| Accumulated Depreciation | <18,132> | |
| Net Property & Equipment | | -0- |
| | | |
| **Long-term Assets** | | |
| Loan to Shareholder | 2,401 | |
| Total Long-term Assets | | 2,401 |
| | | |
| **Total Assets** | | $ 12,433 |
| | | ======== |

## LIABILITIES & STOCKHOLDER'S EQUITY

| | | |
|---|---:|---:|
| **Current Liabilities** | | |
| None | $ -0- | |
| Total Current Liabilities | | $ -0- |
| | | |
| **Long-Term Liabilities** | | |
| Loan from Shareholder | -0- | |
| Total Long-Term Liabilities | | -0- |
| | | |
| Total Liabilities | | -0- |
| | | |
| **Stockholder's Equity** | | |
| Common Stock | 1,000 | |
| Paid In Capital | -0- | |
| Retained Earnings | 11,433 | |
| Total Stockholder's Equity | | 12,433 |
| | | |
| **Total Liabilities &** | | |
| Stockholder's Equity | | $ 12,433 |
| | | ======== |

The accompanying notes are an integral part of
these financial statements.

-2-

# CREATIVE INVESTOR SERVICES, INC

## STATEMENT OF INCOME AND RETAINED EARNINGS

### YEAR ENDED DECEMBER 31, 2007

| | | |
|---|---:|---:|
| **Income** | | |
| Commissions | $ 2,924 | |
| Nasd Payout | 35,000 | |
| Total Income | | $ 37,924 |
| | | |
| **Expenses** | | |
| Utilities | 512 | |
| Permits and Licenses | 75 | |
| Legal and Accounting | 2,175 | |
| Office Expense | 43 | |
| Dues and Subscriptions | 50 | |
| M/L Fees | 300 | |
| NASD Fees | 326 | |
| Total Expenses | | 3,481 |
| | | |
| Net Income <Loss> from Operations | | 34,443 |
| | | |
| **Other Income <Expense>** | | |
| Interest Income | 393 | |
| Total Other Income <Expense> | | 393 |
| | | |
| Net Income <Loss> for Period before Provision for Income Taxes | | 34,836 |
| | | |
| **Provision for Income Taxes** | | |
| Connecticut | 250 | |
| Total Provision for Income Taxes | | 250 |
| | | |
| Net Income <Loss> for Period | | 34,586 |
| | | |
| Retained Earnings - Beginning of Period | | <23,153> |
| | | |
| Retained Earnings - End of Period | | $ 11,433 |

The accompanying notes are an integral part
of these financial statements.

# CREATIVE INVESTOR SERVICES, INC

## STATEMENT OF CASH FLOWS

### YEAR ENDED DECEMBER 31, 2007

Cash Flow Provided from Operating Activities:

| | | |
|---|---|---|
| Net Income <Loss> for Period | $ 34,586 | |
| Net Cash Provided from Operating Activities | | $ 34,586 |

Cash Flow Provided from Investing Activities:

| | | |
|---|---|---|
| None | -0- | |
| Net Cash Provided from Investing Activities | | -0- |

Cash Flows Provided from Financing Activities:

| | | |
|---|---|---|
| Distributions to Shareholder | 34,401 | |
| Net Cash Provided for Financing Activities | | <34,401> |
| Net Increase <Decrease> in Cash | | 185 |
| Cash Balance - Beginning of Year | | 9,847 |
| Cash Balance - End of Year | | $ 10,032 |

The accompanying notes are an integral part
of these financial statements

-4-

Note 1 - Organization

Creative Investor Services, Inc

Creative Investor Services, Inc (an S Corporation) was founded to perform investment services and to be compensated for such services.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Company prepares their financial statements using the accrual basis of accounting. Accordingly, income is recognized when earned and expenses are recognized when incurred.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. As of December 31, 2007 all property and equipment are fully depreciated.

Expenditures for maintenance and repairs are charged to expenses as incurred.

Note 3 - Cash and Cash Equivalents

The company defines all highly liquid investments with a maturity of three months or less when purchased as cash equivalents. At December 31, 2007 the carrying amount of combined cash book balances with financial institutions was $ 10,032 and the bank balance was $ 10,032.

Note 4 - Income Taxes

The financial statements do not include a provision or liability for Federal Income Taxes because the Stockholder is taxed individually on S Corporation Earnings.

Supplemental

Information

# FOCUS REPORT

OMB No. 3235-0123
(5-31-87)

**FORM X-17A-5**

**(Financial and Operational Combined Uniform Single Report)**

## PART IIA [12]

3/89

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a–5(a) [ ] [16]  2) Rule 17a–5(b) [ ] [17]  3) Rule 17a–11 [ ] [18]

4) Special request by designated examining authority [ ] [19]  5) Other [ ] [26]

NAME OF BROKER-DEALER

*CREATIVE INVESTOR SERVICES INC* [13]

SEC FILE NO. [14]

FIRM ID. NO. [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.) [20]

(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)

*10/01/07* [24]

AND ENDING (MM/DD/YY)

*12/31/07* [25]

[21]  [22]  [23]

(City)  (State)  (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT [30]

(Area Code)—Telephone No. [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

OFFICIAL USE

[32]  [33]
[34]  [35]
[36]  [37]
[38]  [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?  YES [ ] [40]  NO [ ] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

**EXECUTION:**

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____ day of _____ 19 _____
Manual signatures of:

1) _____
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

**ATTENTION**—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

**BROKER OR DEALER** _CREATIVE INVESTOR SERVICES_ | N | 3 | | | | | | | | | | | | 100

## STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) _12/31/07_ | 99

SEC FILE NO. _____ | 98

Consolidated ☐ | 198

Unconsolidated ☐ | 199

### ASSETS

| | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|
| 1. Cash | $ _10032_ | 200 | | | $ _10032_ | 750 |
| 2. Receivables from brokers or dealers: | | | | | | |
| A. Clearance account | | 295 | | | | |
| B. Other | | 300 | $ | 550 | | 810 |
| 3. Receivables from non-customers | | 355 | | 600 | | 830 |
| 4. Securities and spot commodities owned, at market value: | | | | | | |
| A. Exempted securities | | 418 | | | | |
| B. Debt securities | | 419 | | | | |
| C. Options | | 420 | | | | |
| D. Other securities | | 424 | | | | |
| E. Spot commodities | | 430 | | | | 850 |
| 5. Securities and/or other investments not readily marketable: | | | | | | |
| A. At cost $ | | 130 | | | | |
| B. At estimated fair value | | 440 | | 610 | | 860 |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | 460 | | 630 | | 880 |
| A. Exempted securities $ | | 150 | | | | |
| B. Other securities $ | | 160 | | | | |
| | | 470 | | 640 | | 890 |
| 7. Secured demand notes: market value of collateral: | | | | | | |
| A. Exempted securities $ | | 170 | | | | |
| B. Other securities $ | | 180 | | | | |
| 8. Memberships in exchanges: | | | | | | |
| A. Owned, at market $ | | 190 | | | | |
| B. Owned, at cost | | | | 650 | | |
| C. Contributed for use of the company, at market value | | | | 660 | | 900 |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | | 480 | | 670 | | 910 |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | 490 | | 680 | | 920 |
| | | 535 | | 735 | | 930 |
| 11. Other assets | | | | | | |
| 12. TOTAL ASSETS | $ _10032_ | 540 | $ | 740 | $ _10032_ | 940 |

OMIT PENNIES

1/76

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | CREATIVE INVESTOR SERVICES | as of 12/31/07 |
|---|---|---|

## STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|
| 13. Bank loans payable.................... $ | [1045] $ | [1255] $ | [1470] |
| 14. Payable to brokers or dealers: | | | |
| A. Clearance account................... | [1114] | [1315] | [1560] |
| B. Other............................. | [1115] | [1305] | [1540] |
| 15. Payable to non-customers.............. | [1155] | [1355] | [1610] |
| 16. Securities sold not yet purchased, at market value ................... | | [1360] | [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other ................. | [1205] | [1385] | [1685] |
| 18. Notes and mortgages payable: | | | |
| A. Unsecured........................ | [1210] | | [1690] |
| B. Secured.......................... | [1211] | [1390] | [1700] |
| 19. Liabilities subordinated to claims of general creditors: | | | |
| A. Cash borrowings: ............. | | [1400] | [1710] |
| 1. from outsiders $ [970] | | | |
| 2. Includes equity subordination (15c3-1 (d)) of .... $ [980] | | | |
| B. Securities borrowings, at market value:... from outsiders $ [990] | | [1410] | [1720] |
| C. Pursuant to secured demand note collateral agreements: ............... | | [1420] | [1730] |
| 1. from outsiders $ [1000] | | | |
| 2. Includes equity subordination (15c3-1 (d)) of .... $ [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value........ | | [1430] | [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes ....... | [1220] | [1440] | [1750] |
| 20. TOTAL LIABILITIES ........... $ —0— [1230] | $ [1450] | $ —0— [1760] | |

### Ownership Equity

| | | Total |
|---|---|---|
| 21. Sole proprietorship ................................................ $ | | [1770] |
| 22. Partnership (limited partners ............. $ [1020] ) | | [1780] |
| 23. Corporation: | | |
| A. Preferred stock .................................................. | | [1791] |
| B. Common stock ................................................... | 1000 | [1792] |
| C. Additional paid-in capital ......................................... | | [1793] |
| D. Retained earnings ................................................ | 9032 | [1794] |
| E. Total ........................................................... | | [1795] |
| F. Less capital stock in treasury...................................... | ( ) | [1796] |
| 24. TOTAL OWNERSHIP EQUITY ..................................... $ | 10032 | [1800] |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY ......................... $ | 10032 | [1810] |

OMIT PENNIES

| BROKER OR DEALER | *CREATIVE INVESTOR SERVICES* | as of *12/31/07* |
|---|---|---|

## COMPUTATION OF NET CAPITAL

| | | | |
|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ *10032* | | 3480 |
| 2. Deduct ownership equity not allowable for Net Capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19( | | ) | 3490 |
| 3. Total ownership equity qualified for Net Capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | 3500 |
| 4. Add: | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital. . . . . . . . . . . . . . . . . . | | | 3520 |
| B. Other (deductions) or allowable credits (List). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | 3525 |
| 5. Total capital and allowable subordinated liabilities. . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | | 3530 |

6. Deductions and/or charges:

| | | |
|---|---|---|
| A. Total nonallowable assets from Statement of Financial Condition (Notes 8 and C) $ | | 3540 |
| B. Secured demand note deficiency. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 3590 |
| C. Commodity futures contracts and spot commodities- | | |
| proprietary capital charges. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 3600 |
| D. Other deductions and/or charges. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 3610 |

| | | | |
|---|---|---|---|
| | | ( ) | 3620 |
| 7. Other additions and/or allowable credits (List). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | 3630 |
| 8. Net capital before haircuts on securities positions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20 $ | | | 3640 |

9. Haircuts on securities (computed, where applicable,

pursuant to 15c3-1 (f)):

| | | |
|---|---|---|
| A. Contractual securities commitments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ | | 3660 |
| B. Subordinated securities borrowings. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 3670 |
| C. Trading and investment securities: | | |
| 1. Exempted securities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18 | | 3735 |
| 2. Debt securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 3733 |
| 3. Options . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 3730 |
| 4. Other securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 3734 |
| D. Undue Concentration . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 3650 |
| E. Other (List) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . *2.%* . . . . . . | | 3736 |

| | | | |
|---|---|---|---|
| | | ( *201* ) | 3740 |
| 10. Net Capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ *9831* | | 3750 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | *CREATIVE INVESTOR SERVICES* | as of *12/31/07* |
|---|---|---|

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

### Part A

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | $ | *5000* | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | *5000* | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | *4831* | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | $ | | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | |
|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | $ | — 0 — | 3790 |
| 17. Add: | | | |
| A. Drafts for immediate credit | $ | | 3800 |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | | 3810 |
| C. Other unrecorded amounts (List) | $ | 3820 | $ | 3830 |
| 19. Total aggregate indebtedness | $ | — 0 — | 3840 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | % | | 3850 |
| 21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | % | | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

### Part B

| | | | |
|---|---|---|---|
| 22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | — 0 — | 3870 |
| 23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | *5000* | 3880 |
| 24. Net capital requirement (greater of line 22 or 23) | $ | *5000* | 3760 |
| 25. Excess net capital (line 10 less 24) | $ | *4831* | 3910 |
| 26. Net capital in excess of: 5% of combined aggregate debit items or $120,000 | $ | | 3920 |

OMIT PENNIES

## NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

    1. Minimum dollar net capital requirement, or

    2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | CREATIVE INVESTOR SERVICES |
|---|---|

For the period (MMDDYY) from **10/6/07** | 3932 | to **12/31/07** | 3933

Number of months included in this statement | | 3931

## STATEMENT OF INCOME (LOSS)

### REVENUE

| | | |
|---|---|---|
| 1. Commissions: | | |
| a. Commissions on transactions in exchange listed equity securities executed on an exchange......$ | | 3935 |
| b. Commissions on listed option transactions ...... | | 3938 |
| c. All other securities commissions ...... | | 3939 |
| d. Total securities commissions ...... | | 3940 |
| 2. Gains or losses on firm securities trading accounts | | |
| a. From market making in options on a national securities exchange ...... | | 3945 |
| b. From all other trading ...... | | 3949 |
| c. Total gain (loss) ...... | | 3950 |
| 3. Gains or losses on firm securities investment accounts ...... | | 3952 |
| 4. Profit (loss) from underwriting and selling groups ...... | | 3955 |
| 5. Revenue from sale of investment company shares ...... | | 3970 |
| 6. Commodities revenue ...... | | 3990 |
| 7. Fees for account supervision, investment advisory and administrative services ...... | | 3975 |
| 8. Other revenue ...... | | 3995 |
| 9. Total revenue ......$ | 718 | 4030 |

### EXPENSES

| | | |
|---|---|---|
| 10. Salaries and other employment costs for general partners and voting stockholder officers ......$ | | 4120 |
| 11. Other employee compensation and benefits ...... | | 4115 |
| 12. Commissions paid to other broker-dealers ...... | | 4140 |
| 13. Interest expense ...... | | 4075 |
| a. Includes interest on accounts subject to subordination agreements ...... 4070 | | |
| 14. Regulatory fees and expenses ...... | | 4195 |
| 15. Other expenses ...... | 568 | 4100 |
| 16. Total expenses ......$ | 568 | 4200 |

### NET INCOME

| | | |
|---|---|---|
| 17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16 )......$ | 150 | 4210 |
| 18. Provision for Federal Income taxes (for parent only) ...... | | 4220 |
| 19. Equity in earnings (losses) of unconsolidated subsidiaries not included above ...... | | 4222 |
| a. After Federal income taxes of ...... 4238 | | |
| 20. Extraordinary gains (losses) ...... | | 4224 |
| a. After Federal income taxes of ...... 4239 | | |
| 21. Cumulative effect of changes in accounting principles ...... | | 4225 |
| 22. Net Income (loss) after Federal income taxes and extraordinary items ......$ | 150 | 4230 |

### MONTHLY INCOME

| | | |
|---|---|---|
| 23. Income (current month only) before provision for Federal income taxes and extraordinary items......$ | (128) | 4211 |

3/78

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | *CREATIVE INVESTOR SERVICES* |
|---|---|

For the period (MMDDYY) from __10/01/07__ to __12/31/07__

## STATEMENT OF CHANGES IN OWNERSHIP EQUITY
### (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | |
|---|---|---|
| 1. Balance, beginning of period. . . . . . . . . . . . $ *10283* | | 4240 |
| A. Net income (loss). . . . . . . . . . . *150* | | 4250 |
| B. Additions (Includes non-conforming capital of . . . . . . . . . . ▼ $ _____ 4262 ) | | 4260 |
| C. Deductions (Includes non-conforming capital of . . . . . . . . $ *401* 4272 ) *401* | | 4270 |
| 2. Balance, end of period (From item 1800) . . . . . . . . . . $ *10032* | | 4290 |

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
### TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. Balance, beginning of period . . . . . . . . . . . ▼ $ — 0 — | | 4300 |
| A. Increases . . . . . . . . . . . | | 4310 |
| B. Decreases. . . . . . . . . . . | | 4320 |
| 4. Balance, end of period (From item 3520). . . . . . . . . . $ — 0 — | | 4330 |

OMIT PENNIES

# CREATIVE INVESTOR SERVICES - CAPITAL WORKSHEET

2007

| | PAID IN CAP. + COMMON | +/- UT | +/- AAA | +/- % PROFIT (LOSS) | CAPITAL @ 100% |
|---|---|---|---|---|---|
| JAN | 31,000 | 1417 | -24570 | 256 | 8202 |
| FEB | 31,000 | 1417 | -24576 | 168 | 8114 |
| MAR | 31,000 | 1417 | -24570 | (3297) | 7518 |
| APR | 31,000 | 1417 | -24570 | 226 | 8078 |
| MAY | 31,000 | 1417 | -24570 | 136 | 7983 |
| JUNE | 31,000 | 1417 | -24576 | 272 | 8119 |
| JULY | 31,000 | 1417 | -24576 | 379 | 8226 |
| AUG | 1000 | -0- | -24953 | 34785 | 10,832 |
| SEPT | 1000 | -0- | -25153 | 34436 | 10,282 |
| OCT | 1000 | -0- | -25353 | 34905 | 10552 |
| NOV | 1000 | -0- | -25353 | 34714 | 10,360 |
| DEC | 1000 | -0- | -25594 | 34586 | 10032 |

END